Exhibit 20.1

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF COLORADO

Civil Action Nos. 12-cv-2074-WJM-CBS and 13-cv-WJM-CBS

In re DaVita Healthcare Partners, Inc. Derivative Litigation

NOTICE OF PROPOSED AMENDED SETTLEMENT OF DERIVATIVE

ACTION, FINAL SETTLEMENT HEARING, AND RIGHT TO APPEAR

TO:	ALL RECORD HOLDERS AND BENEFICIAL OWNERS OF SHARES OF THE COMMON STOCK OF DAVITA HEALTHCARE PARTNERS INC. AS OF JANUARY 8, 2015 WHO CONTINUE TO HOLD SUCH SHARES

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY

THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF COLORADO

HAS AUTHORIZED THE POSTING OF THIS NOTICE

THIS IS NOT A SOLICITATION

This Notice1 advises you of the proposed Amended Settlement of derivative claims brought by Lead Plaintiff Haverhill Retirement System against certain directors and officers (“Individual Defendants”)2 of DaVita Healthcare Partners Inc. in a consolidated shareholder derivative action entitled In re DaVita HealthCare Partners Inc. Derivative Litigation, Civil Action Nos. 12-cv-2074-WJM-CBS and 13-cv-1308-WJM-CBS, pending in the United States District Court for the District of Colorado (the “Action”). The parties to the Action have entered into a Stipulation, which is subject to approval by the United States District Court for the District of Colorado before becoming Final. If the Amended Settlement is approved by the Court, all Released Claims against all of the Released Parties (as those terms are defined in the Stipulation) will be dismissed with prejudice.

A Settlement Hearing will be held before the Honorable William J. Martinez on May 1, 2015, at 2:00 p.m. in Courtroom 801 of the United States District Court for the District of Colorado, Alfred A. Arraj Courthouse, 901 19th Street, Denver, Colorado 80294, to determine: (i) whether the proposed Amended Settlement should be approved by the Court as fair, reasonable, and adequate; (ii) whether, thereafter, the Action should be dismissed with prejudice; (iii) whether the Court should grant the application by Lead Counsel for a Fee and Expense Award for plaintiffs’ counsel’s attorneys’ fees and expenses that have been incurred or will be incurred in connection with the Action, as well as an Incentive Fee for the Lead Plaintiff; and (iv) to hear such other matters as may properly come before the Court.

This Notice summarizes the nature of the Action, the terms of the proposed Amended Settlement, and your rights in connection with the Amended Settlement and the Settlement Hearing. Nothing in this Notice constitutes a finding by the Court regarding the merits of the claims or defenses asserted by any party, the merits of the Amended Settlement, or any other matter. Nor does it reflect the views of the Court.

The Defendants have denied the allegations against them and continue to deny vigorously any wrongdoing or liability with respect to all allegations of wrongdoing arising out of or relating to the events and Claims asserted in the Action. The Individual Defendants further assert that, at all times, they acted in good faith, and in a manner they reasonably believed to be and that was in

[1]	All terms in initial capitalization used in this Notice shall have the same meanings as set forth in section 1 of the Stipulation, unless otherwise defined herein.
[2]	The Individual Defendants are: Kent Thiry, Pamela Arway, Peter Grauer, John Nehra, Dr. William Roper, Roger Valine, Paul Diaz, Charles Berg, Dr. Robert Margolis, and Carol Anthony (“John”) Davidson.

fact in the best interests of DaVita and the Company Stockholders. The Defendants nonetheless support the Amended Settlement because they recognize and believe that it is in the Company’s best interests to resolve the Action, considering such factors as the time, expense, and distraction further litigation would cause, and they believe that the Corporate Governance Reforms contained in the Amended Settlement confer substantial benefits to the Company.

The Court-appointed Lead Plaintiff believes that the proposed Amended Settlement will put in place extensive corporate governance measures that are designed to reduce the risk of the Company violating the Federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, or the False Claims Act, 31 U.S.C. §3729, in the future. These reforms directly address the allegations made by Lead Plaintiff in the Action. Accordingly, in Lead Plaintiff’s opinion, the corporate governance reforms will be extremely important to the Company going forward and provide an excellent basis for settling the case.

For these reasons, among others, the parties believe that the Amended Settlement confers material benefits upon, and is in the best interests of, DaVita and its shareholders.

YOU SHOULD READ THIS NOTICE CAREFULLY BECAUSE YOUR LEGAL RIGHTS MAY BE AFFECTED.

I.	What Is the Action About?

The Action that is the subject of this Notice seeks recovery on behalf of DaVita based on claims of breaches of fiduciary duty asserted against the Individual Defendants in a consolidated shareholder derivative action pending in the United States District Court for the District of Colorado on behalf of DaVita. Haverhill Retirement System was appointed Lead Plaintiff, and Scott+Scott, Attorneys at Law, LLP was appointed Lead Counsel, of the consolidated Action.

The Action alleges that the Individual Defendants breached the fiduciary duties they owed to DaVita by failing to oversee the Company’s business practices and policies and consciously allowing DaVita to defraud Medicare and violate the False Claims Act and federal anti-kickback laws. The Action alleges that, as a result of the alleged acts and omissions of the Individual Defendants, DaVita was subjected to liability and/or paid settlements in certain underlying lawsuits and governmental investigations. None of the allegations in the Action have been proven and, as stated above, all Defendants deny all allegations of wrongdoing made against them.

II.	What Are the Terms of the Proposed Settlement?

The proposed Amended Settlement provides, among other things, that for a period of at least 5 years from the Effective Date, DaVita will maintain and/or adopt the corporate governance policies and practices identified in Exhibit A to the Stipulation. The response to question VII explains how you may view or obtain a copy of the Stipulation.

III.	What Are the Reasons for the Amended Settlement?[3]

In recommending that the parties settle at this time under the terms and conditions set forth in the Amended Settlement, Lead Counsel has weighed the risks of further litigation against the benefits that counsel was able to obtain for DaVita and its shareholders pursuant to the Amended Settlement. Lead Counsel believes that the Amended Settlement confers material benefits upon DaVita and its shareholders, including corporate governance reforms designed to detect and prevent the types of underlying issues alleged in the Action. The Amended Settlement was only achieved after significant investigation and analysis by Lead Counsel, including the review of tens of thousands of pages of internal documents produced by the Company. The detailed provisions of the Amended Settlement reflect the results of intensive arm’s-length negotiations between the parties with the assistance of a well-respected, experienced mediator, as well as the expertise of a corporate governance expert retained by Lead Counsel.

The Defendants have denied and continue to deny that they have any liability as a result of any of the allegations asserted in the Action or that they engaged in any wrongdoing whatsoever. The Defendants have further asserted that, at all times, they acted in good faith, and in a manner they reasonably believed to be and that was in fact in the best interests of DaVita and the Company Stockholders. The Defendants assert that they have meritorious defenses to the claims in the Action, and that judgment should be entered dismissing all claims against them with prejudice. Nonetheless, the Defendants are entering into the Amended Settlement to enhance the Company’s corporate governance policies to benefit DaVita and its shareholders, and to eliminate the burden, distraction, expense, and uncertainty of further litigation.

IV.	What Attorneys’ Fees and Reimbursement of Expenses Will Be Sought?

In the Amended Settlement, the parties agree that Lead Counsel may request a Fee and Expense Award of not more than $7,300,000.00 for all of plaintiffs’ counsel’s attorneys’ fees incurred in connection with the Action, and which includes reimbursement of counsel’s costs and expenses and an Incentive Fee to Lead Plaintiff of $10,000.00 for the time and expense it expended in pursuing the Action, subject to Court approval. Lead Counsel was retained on a contingency fee basis and, thus, to date, it has not been paid for its legal services or reimbursed for expenses it incurred in connection with the litigation of the Action.

The attorneys’ fees and award of expenses for which Lead Counsel will seek Court approval were the subject of arm’s-length negotiations begun after the terms of the proposed Amended Settlement were agreed upon.

V.	What Will Happen at the Settlement Hearing?

The Court has scheduled a Settlement Hearing for May 1, 2015, at 2:00 p.m. At this hearing, the Court will hear any objections to any aspect of the Amended Settlement raised by any Company Stockholders. At or following the hearing, the Court will determine whether the Amended Settlement is fair, reasonable, and adequate, and determine whether to enter a final

[3]	The Amended Settlement differs from the original settlement only in regards to the manner of notice provided to DaVita shareholders.

order approving it. The Court will also consider Lead Counsel’s application for a Fee and Expense Award, including an Incentive Fee for Lead Plaintiff.

Pending final determination of whether the Amended Settlement should be approved, Lead Plaintiff, Defendants, and all Company Stockholders are barred and enjoined from instituting or prosecuting any action that asserts any of the Released Claims against any of the Released Parties (as those terms are defined in the Stipulation).

YOU ARE NOT REQUIRED TO PARTICIPATE IN OR ATTEND THE SETTLEMENT HEARING, BUT MAY DO SO IF YOU WISH. If you are a current Company Stockholder, and you wish to express an objection to any portion of the Amended Settlement or Lead Counsel’s application for a Fee and Expense Award, you must send a signed letter or other signed written submission providing a detailed statement of your specific objections. Your written objection must: (i) state your name, address, and telephone number; (ii) provide the number of shares of DaVita common stock you own as of the date of the submission, accompanied by copies of brokerage statements evidencing such ownership of DaVita common stock; and (iii) provide a detailed description of your specific objections to any matter before the Court, all the grounds for your objections, and any documents you wish the Court to consider. You must mail the objection and your supporting papers to the Court and each of the attorneys listed at the addresses provided below to arrive no later than April 21, 2015. YOUR OBJECTION MUST BE IN WRITING AND RECEIVED BY THIS DATE TO BE CONSIDERED. If your objection is not received in a timely manner, the Court may deem it waived and may not consider it.

Court:

Clerk of the Court

United States District Court for the District of Colorado

Alfred A. Arraj United States Courthouse

901 19th Street, Room A105

Denver, CO 80294-3589

Lead Counsel:

Judith S. Scolnick, Esq.

Scott+Scott, Attorneys at Law, LLP

The Chrysler Building

405 Lexington Avenue, 40th Floor

New York, NY 10174

Counsel for DaVita Healthcare Partners Inc.

and the Individual Defendants:

Judson E. Lobdell

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

The Court will consider your written objection whether or not you choose to attend the Settlement Hearing. You may also choose to retain your own lawyer at your own expense to represent you with respect to any objection you may have. If you or your lawyer would like to speak at the Settlement Hearing, you must send a letter stating that you intend to appear and speak at the Settlement Hearing. The letter must include the name(s) of your attorney(s) and any witness(es) you may call to testify and must identify any documents you intend to introduce into evidence at the Settlement Hearing. The letter must also include: (i) your name, address, and telephone number; and (ii) the number of shares of DaVita common stock you own as of the date of the submission, accompanied by copies of brokerage statements evidencing such ownership of DaVita common stock. Your letter must be received no later than April 17, 2015, by the Clerk of the Court, Lead Counsel, and Defendants’ counsel at the addresses provided above. The date of the Settlement Hearing is subject to change without further notice to Company Stockholders. If you or your lawyer intends to attend the Settlement Hearing, you should confirm the date and time with Lead Counsel.

VI.	What Is the Effect of the Court’s Approval of the Amended Settlement?

If the Amended Settlement is approved, the Court will enter a Final Order and Judgment (the “Judgment”). The Judgment will dismiss the Action with prejudice. The full terms of the dismissal of Released Claims are set forth in the Stipulation. The following is only intended as a summary.

Release of Claims by the Company, Company Stockholders, and Lead Plaintiff: Upon the Effective Date, Lead Plaintiff (acting on its own behalf and on behalf of DaVita and the Company Stockholders), the Company, and all Company Stockholders shall, to the fullest extent allowed by law and by operation of the Judgment, (i) release and be deemed to have released and forever discharged the Released Plaintiff Claims against the Released Defendant Persons, (ii) covenant and be deemed to have covenanted not to sue any of the Released Defendant Persons with regard to any Released Plaintiff Claims, and (iii) forever be barred and enjoined from asserting any Released Plaintiff Claims against any Released Defendant Persons.

“Released Plaintiff Claims” means any and all Claims (including Unknown Claims) that have been, or could or might have been, or in the future might be asserted by plaintiffs, DaVita, and/or any DaVita shareholder derivatively on behalf of DaVita against any Released Defendant Persons, that are based upon, arise out of, or relate in any way to (i) the Action, (ii) the facts, transactions, events, occurrences, acts, failures to act, statements, or omissions which were alleged or could or might have been alleged derivatively on behalf of DaVita in the Action, (iii) the defense of the Action, and/or (iv) the settlement of the Action, including terms and obligations set forth in the Stipulation and the payment of any Fee and Expense Award. Notwithstanding the foregoing, Released Plaintiff Claims shall not include Claims to enforce the terms of the Amended Settlement. In addition, nothing set forth in the Stipulation shall constitute a release by DaVita, any Individual Defendant, or any Released Defendant Person of any insurer, reinsurer, or co-insurer. Nothing set forth in the Stipulation shall constitute a release by the Individual Defendants, David Shapiro, or the estate of Willard Brittain of their rights and obligations relating to indemnification or advancement of defense costs arising from the

Company’s or any of its subsidiaries’, divisions’, or related or affiliated entities’ certificate of incorporation or bylaws, Delaware law, or any indemnification agreement or similar agreement.

“Released Defendant Persons” means individually and collectively, (i) the Company, the Individual Defendants, David Shapiro, and the estate of Willard Brittain, (ii) each and all of their respective past, present, or future parents, subsidiaries, successors, predecessors, or assigns, (iii) any of the Individual Defendants’, Mr. Shapiro’s, or Mr. Brittain’s immediate family members, heirs, spouses, marital communities, executors, administrators, and legal representatives, and (iv) any trust of which any of the Individual Defendants, Mr. Shapiro, or Mr. Brittain is the settlor or which is for the benefit of any of the Individual Defendants, Mr. Shapiro, the estate of Mr. Brittain and/or member(s) of the family of any of the Individual Defendants, Mr. Shapiro, or Mr. Brittain.

Release of Claims by Defendants: Upon the Effective Date, the Defendants shall, to the fullest extent allowed by law and by operation of the Judgment, (i) release and be deemed to have released and forever discharged the Released Defendant Claims (including Unknown Claims) against the Released Plaintiff Persons, (ii) covenant and be deemed to have covenanted not to sue any of the Released Plaintiff Persons with regard to any Released Defendant Claims, and (iii) forever be barred and enjoined from asserting any Released Defendant Claims against any Released Plaintiff Persons.

“Released Defendant Claims” means any and all Claims (including Unknown Claims) that are based upon or arise out of the institution, prosecution, or settlement of the Claims asserted by the plaintiffs in the Action. Notwithstanding the foregoing, Released Defendant Claims shall not mean and does not include any claims by the Settling Parties to enforce the terms of this Stipulation.

“Released Plaintiff Persons” means the plaintiffs in the Action and their counsel.

“Unknown Claims” means any Released Plaintiff Claims that the Company, Lead Plaintiff, or any other Company Stockholders does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Persons, including Claims which, if known by him, her, or it, might have affected his, her or its decision to settle with and release the Released Defendant Persons, or might have affected his, her or its decision not to object to this Amended Settlement, and any Released Defendant Claims that the Company or any of the Individual Defendants does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Persons.

Waiver of Rights Conferred by California Civil Code Section 1542: As of the Effective Date, the Settling Parties shall expressly waive and relinquish, and all Company Stockholders shall be deemed to have, and by operation of the Judgment shall have, expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights and benefits of California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER

FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

As of the Effective Date, the Settling Parties expressly waive and relinquish, and each of the Company Stockholders shall be deemed to have, and by operation of the Judgment shall have, expressly waived and relinquished to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by any law of the United States, or by the law of any state or territory of the United States, or principle of common law or of international or foreign law, that is similar, comparable, or equivalent in effect to California Civil Code Section 1542. Lead Plaintiff, Defendants, and the Company Stockholders acknowledge: (i) that he, she, they, or it may hereafter discover facts in addition to or different from those that he, she, they, or it now knows or believes to be true with respect to the Action and the Released Plaintiff Claims (including Unknown Claims) and Released Defendant Claims (including Unknown Claims), as applicable; and (ii) that the Company, he, she, they, or it may have sustained damages, losses, fees, costs and/or expenses that are presently unknown and unsuspected with respect to Released Plaintiff Claims (including Unknown Claims) and Released Defendant Claims (including Unknown Claims), as applicable, and that such damages, losses, fees, costs and/or expenses as the Lead Plaintiff, the Company, the Individual Defendants, and any Company Stockholders may have sustained might give rise to additional damages, losses, fees, costs and/or expenses in the future. Nevertheless, Lead Plaintiff and the Defendants expressly acknowledge, and all Company Stockholders shall be deemed to have acknowledged, that this Stipulation has been negotiated and agreed upon in light of such possible unknown facts and such possible damages, losses, fees, costs, and/or expenses, and each expressly waives, or shall be deemed to have waived, any and all rights under California Civil Code Section 1542 and under any other law of similar effect. Lead Plaintiff and the Defendants expressly acknowledge, and all Company Stockholders shall be deemed to have acknowledged, that this waiver was separately bargained for and is a material term of this Stipulation.

Since the Company will have released the Released Plaintiff Claims against the Released Defendant Persons, upon the Effective Date, no Company Stockholder will be able to bring another action asserting those Claims against those persons on behalf of DaVita.

Pending final determination of whether the Amended Settlement should be approved, all proceedings in the Action, other than such proceedings as may be necessary to carry out the terms and conditions of the Amended Settlement, have been stayed and suspended until further order of the Court. Pending final determination of whether the Amended Settlement should be approved, Lead Plaintiff, Lead Plaintiffs’ Counsel, all other Company Stockholders, and the Defendants, or any of them as applicable, are enjoined from filing, commencing, or prosecuting any other lawsuit in any jurisdiction with respect to any Released Plaintiff Claims or Released Defendant Claims.

Neither the Amended Settlement nor any act performed or document executed pursuant to or in furtherance of the Amended Settlement or the negotiation thereof, including this Notice, is or may be deemed to be an admission of, or evidence of, any fault, liability, or omission of any of the Individual Defendants or the Released Parties in any proceeding of any kind or nature.

VII.	How Do You Get More Information About the Action and the Proposed Settlement?

The foregoing description of the lawsuit, the terms of the proposed Amended Settlement, the Settlement Hearing, and other matters described herein is only a summary. For the full details of the lawsuit and the terms and conditions of the Stipulation, DaVita’s shareholders are referred to the Court filings, which may be examined during regular business hours at the Office of the Clerk of the Court, United States District Court for the District of Colorado, Alfred A. Arraj United States Courthouse, 901 19th Street, Room A105, Denver, Colorado 80294-3589.

PLEASE DO NOT CONTACT THE COURT FOR INFORMATION OR

TELEPHONE THE COURT OR CLERK’S OFFICE REGARDING THIS NOTICE.

Any questions regarding this Notice or the proposed Amended Settlement, or requests to obtain copies of Settlement-related documents, including copies of: (i) the Stipulation; (ii) the papers to be submitted in support of final approval of the Amended Settlement; and (iii) the application for a Fee and Expense Award, may be directed to the following Lead Counsel:

Judith S. Scolnick, Esq.

Scott+Scott, Attorneys at Law, LLP

The Chrysler Building

405 Lexington Avenue, 40th Floor

New York, NY 10174

Tel.: 212-223-6444

Email: jscolnick@scott-scott.com

Dated: January 8, 2015

BY ORDER OF THE HONORABLE WILLIAM J. MARTINEZ, UNITED STATES DISTRICT COURT JUDGE, DISTRICT OF COLORADO